Exhibit 99.10

MSLL CPA LLP
2110 - 1177 West Hastings Street
Vancouver, B.C. Canada	Tel: 604 688 5671
V6E 2K3	Fax: 604 688 8479

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Interest of Experts” in the Amended and Restated Prospectus Supplement, dated May 23, 2024 that is incorporated by reference into the registration statement on Form-10 (the “Form F-10) of SolarBank Corporation (the “Corporation”) and to the inclusion of the Independent Auditors’ Report prepared by us, dated May 23, 2024, with respect to the amended and restated consolidated financial statements of the Corporation as at June 30, 2023 and 2022.

/s/ MSLL CPA LLP

Vancouver, British Columbia

May 23, 2024